Oldwebsites.com, Inc.                                                                                                                                                                                                                                                                            July 11, 2011
P.O. Box 58228
Salt Lake City, Utah 84158
801 531 0404

United States Securities and Exchange Commission
Washington, DC, 20549

Att:  Maryse Mills-Apenteng / Jane Woo

Re:  Oldwebsites.com, Inc.
       Preliminary Proxy Statement on Schedule 14A – Amendment 1
       Filed June 29, 2011
       File No. 000-52546

Matter:  Response to comments received on July 5, 2011

Dear Ms. Mills-Apenteng / Ms. Woo

We have addressed the comments you have sent in regards to our preliminary proxy statement filing of June 29, 2011.  Please refer to the following responses:

1.
We have revised the proxy statement and card to disclose the shareholder vote necessary to approve each proposal.  The proposals have been edited to explain that Cooksmill NetSystems, Inc. the majority shareholder is entitled to vote on all proposals and the effect this will have on the outcome of the votes.

2.	We have revised the filing to disclose that under the Utah Revised Business Corporation Act Section 16-10a-1402 that a shareholder vote is required for the dissolution of a company.
3.
Proposal Number 3 –this proposal has been greatly expanded to describe in material detail the background, reasons for and the plan of dissolution.  Additional discussion has been added to address the Board of Directors efforts, the obligations and requirements that were reported to the Board by Paul Roszel to dissolve or wind down the Company, what steps are required should the proposal be approved by the shareholders and what consideration the shareholders will receive in the event of dissolution.

4.
Proposal Number 3 – this proposal has been expanded to discuss the general effect on the shareholders if the proposal is approved, to disclose the number of shareholders known to the Company as of December 31, 2010, what will occur with the trading of the shares and the remaining assets of the Company.  The proposal has also been revised to discuss the plan of action if the shareholders do not ratify the proposal.

5.
The 10K financial statements previously included for December 31, 2010, have had the additional items added that are required as per Item 14(b)(8) through (b)11 of Schedule 14A.   The 10Q filing of March 31, 2011 has also been added as an interim filing.

In connection with responding to the comments received on July 5, 2011 the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the comments submitted to the Company have been adequately answered.

If you have additional questions, please contact us.

Sincerely,

_/s/_James Roszel_____________
James Roszel, President
July 11, 1011

CC:
STEVEN L. TAYLOR, PC
Lawyer
1338 South Foothill Dr, Suite 322
Salt Lake City, Utah 84108
801 578-3283